Pediment Gold Corp.                                                       -

789 West Pender Street #720, Vancouver, British Columbia, Canada  V6C 1H2

  Telephone: 604-682-4418

  Facsimile: 604-669-0384

  E-mail: investor@pedimentgold.com

June 10, 2009

H. Roger Schwall

US Securities and Exchange Commission

100 F. Street North East

Washington, D.C.  20549-7010

RE: Form 20-F Annual Report Fiscal 2008

    Pediment Gold Corp.; SEC file # 0-52509

Dear Mr. Schwall:

You are being sent by US Mail: three highlighted copy of the Company’s Form 20-F Fiscal 2008 Annual Report Amendment #1, illustrating the changes, for your use. We also include a CD of the PDF copy that includes track changes for your reference.

The actual Form 20-F Annual Report Amendment #1 has been filed via EDGAR.

Below is a “response to comment” table outlining the Company’s response to each comment, cross-referenced to Form 20-F Annual Report text page numbers.

Response to SEC Letter dated 5/29/2009:

Comment  Page      Response

      1  48/72/74 –Phrase changed to “Nothing Responsive to Disclose”.

      2  17/19/21/29/30/31/44/45/46/50

               Inadvertent references to developing/development have been removed.

      3  73   ITEM #15 revised to include required paragraph disclosing “changes to internal control over financial reporting”.

      4  72   ITEM #11 revised to comply with disclosure requirements.

      5  76  “Exhibits” listing of “Material Contracts” expanded to list each material contract and identify precisely the document from which each material contract is being incorporated by reference.

      6 117    Financial Statements: Footnote #13: (b) Exploration Expenditures

               Footnote revised to delete incorrect reference to “exploration expenses”

      7        Exhibits 13.1 and 13.2 contain typo errors regarding signers.

               Correct exhibits filed with amendment.

      8        ENGINEERING COMMENTS:

               Corporate website and future press releases revised to include recommended “Cautionary Note for US Investors”.
Link to disclaimer can be found on the homepage of the website, as well as under its own tab on the “Investor” menu.

The Company acknowledges: that it is responsible for the adequacy and accuracy of the disclosure in our SEC filings; that neither staff comments nor our changes in disclosure in our filings to the staff comments foreclose the Commission from taking any action with respect to our filings; and that the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please communicate with the undersigned if there are any questions or difficulties.

Sincerely,

PEDIMENT GOLD CORP.

Gary Freeman

Gary Freeman

President, Chief Executive Officer and Director

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